UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 7)*

ONESPAWORLD HOLDINGS LIMITED

(Name of Issuer)

Common Shares

(Title of Class of Securities)

P73684113

(CUSIP Number)

Marc Magliacano

Steiner Leisure Limited

c/o Harry B. Sands, Lobosky Management Co. Ltd.

Office Number 2

Pineapple Business Park

Airport Industrial Park

P.O. Box N-624

Nassau, Island of New Providence, Commonwealth of The Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Steiner Leisure Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Commonwealth of the Bahamas

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,804,575
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,804,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,804,575
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.85%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculations of percentage ownership are based on a total of 99,121,788 common shares, calculated based on 99,910,834 common shares outstanding as of September 30, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 3, 2023, as decreased by 789,046 common shares repurchased by the Issuer from Steiner Leisure Limited.

1.	Names of Reporting Persons Nemo Investor Aggregator, Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,804,575
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,804,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,804,575
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.85%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculations of percentage ownership are based on a total of 99,121,788 common shares, calculated based on 99,910,834 common shares outstanding as of September 30, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 3, 2023, as decreased by 789,046 common shares repurchased by the Issuer from Steiner Leisure Limited.

Explanatory Note:

This Amendment No. 7 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2020, as amended by Amendment No. 1 thereto filed with the Commission on December 30, 2020 (“Amendment No. 1”), Amendment No. 2 thereto filed with the Commission on July 12, 2021 (“Amendment No. 2”), Amendment No. 3 thereto filed with the Commission on April 28, 2023 (“Amendment No. 3”), Amendment No. 4 thereto filed with the Commission on May 23, 2023 (“Amendment No. 4”), Amendment No. 5 thereto filed with the Commission on June 6, 2023 (“Amendment No. 5,”) and Amendment No. 6 thereto filed with the Commission on June 26, 2023 (“Amendment No. 6” and together with each of the foregoing, the “Original Schedule 13D”). The Original Schedule 13D is hereby amended as follows:

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On November 30, 2023, Steiner Leisure Limited sold 2,367,139 common shares of the Issuer in a sale pursuant to Rule 144 under the Securities Act of 1933, as amended.

Additionally, on November 30, 2023, Steiner Leisure Limited sold 789,046 common shares to the Issuer pursuant to a shares repurchase agreement by and between Steiner Leisure Limited and the Issuer, dated November 30, 2023.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 of the Original Schedule 13D is amended as follows:

(a) – (b)

The aggregate number and percentage of the common shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

After giving effect to the sales reported in Item 4 herein, Steiner Leisure Limited directly owns 4,804,575 common shares, representing 4.85% of outstanding common shares of the Issuer. Calculations of percentage ownership are based on a total of 99,121,788 common shares, calculated based on 99,910,834 common shares outstanding as of September 30, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 3, 2023, as decreased by 789,046 common shares repurchased by the Issuer from Steiner Leisure Limited, as reported in Item 4 herein. Aggregator is governed by a board of directors consisting of seven directors. Each director has one vote, and the approval of a majority of the directors is required to approve an action of Aggregator. Under the so-called “rule of three,” none of the directors are deemed to be a beneficial owner of the entity’s securities.

(c)	Except as set forth in Item 4 of this Amendment, neither of the Reporting Persons has effected any transactions in common shares since the filing of Amendment No. 6.

(d)	As a result of the transactions reported herein, the Reporting Persons ceased to be the beneficial owners of 5% or more of the Issuer’s common shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023

Steiner Leisure Limited

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	Vice President and Assistant Secretary

Nemo Investor Aggregator, Limited

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Chairman